SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐          No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐          No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. - Telesp Announces the Payment of Interim Dividend and Interests on the Company’s Net Worth” dated on September 19, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interim Dividend and Interests on the Company’s Net Worth

September 19, 2005 (03 pages)

For more information, contact:

Daniel de Andrade Gomes

TELESP, São Paulo - Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL:	www.telefonica.com.br

(São Paulo - Brazil; September 19, 2005) - The Management of Telecomunicações de São Paulo S. A. - Telesp (NYSE: TSP; BOVESPA: TLPP) announces the payment of Interim Dividend and Interests on the Company’s Net Worth.

I – INTERIM DIVIDENDS – FISCAL YEAR 2005

In accordance with the resolutions taken by the Board of Directors at the Meeting held on September 19, 2005, ad referendum of the General Shareholders’ Meeting, Telecomunicações de São Paulo S. A. - Telesp hereby informs its shareholders that it will grant interim dividends for a total amount of R$1,290,000,000.00 (one billion, two hundred ninety million reais), according to the table below. The aforementioned interim dividends have been declared based on the accumulated earnings as of the June 30, 2005 financial statements and according to article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76. The preferred and common shareholders, individually registered as such at the end of the day on September 19, 2005, are enabled to receive the dividends. After this date, the shares will be traded as “ex-dividends”.

Type of share	Common	Preferred
Amount per share: R$	2.457954167886	2.703749584675	(*)

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2005, ad referendum, of the General Shareholders’ Meeting that approves the financial statements for the year 2005.

The payment of said dividends will start on October 24, 2005.

II – INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2005

In accordance with the resolutions taken by the Board of Directors at the Meeting held on September 19, 2005, ad referendum of the General Shareholders’ Meeting, Telecomunicações de São Paulo S.A. - Telesp hereby informs its shareholders about the payment of Interest on the Company’s Net Worth related to the fiscal year 2005, in accordance with the article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$241,000,000.00 (two hundred forty one million reais) and after withholding the income tax of 15%, its net amount is R$204,850,000.00 (two hundred four million, eight hundred fifty thousand reais), according to the table below:

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.459199189504	0.068879878425	0.390319311079
Preferred Shares(*)	0.505119108454	0.075767866268	0.429351242186

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The payment of said Interest on the Company’s Net Worth will start on October 24, 2005.

The corresponding credit will be made in the Company’s accounting records on September 19, 2005, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on September 19, 2005. Starting on September 20, 2005, the shares will be considered as “ex-Interest on the Company’s Net Worth”.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, said Interest on the Company’s Net Worth may be charged to the mandatory minimum dividend for the fiscal year 2005.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until September 30, 2005 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A. (Banco Real), the depositary bank, located at Av. Brigadeiro Luis Antonio, 2020 – 6º andar – Edifício Sudameris – CEP: 01310-916 – Bela Vista – São Paulo – SP.

III – INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2005

Telecomunicações de São Paulo S.A. – Telesp hereby informs its shareholders that the payment of Interest on the Company’s Net Worth approved by the Board of Directors at the Meeting held on April 01, 2005 will start on October 24, 2005. The payment will be made to the common and preferred shareholders of the Company registered as such by the end of the day on April 29, 2005, according to the shareholders announcement published on April 02 and April 04, 2005, in the amount of R$359,000,000.00 (three hundred fifty nine million reais) and after withholding the income tax of 15%, its net amount is R$305,150,000.00 (three hundred five million, one hundred fifty thousand reais), according to the table below:

Amount per lot of 1,000 shares: R$ (Records as of April 29, 2005) (*)	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.681965636014	0.102294845402	0.579670790612
Preferred Shares (**)	0.750162199615	0.112524329942	0.637637869673

(*)	At that date, the values were provided per lot of 1,000 shares.
(**)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, said Interest on the Company’s Net Worth may be charged to the mandatory minimum dividend for the fiscal year 2005.

IV – INCOME TAX WITHHOLDING

Pursuant to the current legislation, dividends are exempt of Income Tax Withholding, according to Law #9249/95.

The Interest on the Company’s Net Worth are subject to a withhold of 15% income tax. The Immune or Exempt Legal Entities that present proof of such condition within the established deadline will not be subject to the income tax withholding.

V – PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco Real.

VI – ADDITIONAL INFORMATION

Dividends not claimed within the period of three years after the date of the beginning of the payment will be forfeited in favor of the company (Federal Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 19, 2005	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director